EXHIBIT 99.101

FOR IMMEDIATE RELEASE

High Tide Recaps Milestones of 2020

Calgary, AB, December 29, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is thankful to reflect on its most important milestones of 2020 and their strategic significance for the Company going forward. From the acquisition of Meta Growth Corp. (“Meta”), to the expansion of its large cannabis retail position in Ontario, to being the first member of its peer group to report positive adjusted EBITDA, High Tide is emerging from an otherwise challenging year as a strong enterprise that is ready to capitalize on the opportunities of 2021.

High Tide’s 2020 Highlights:

●	Acquired Meta to become the largest retailer in Canada by revenue, which increased High Tide’s store count from 37 to 67 locations.
●	Adjusted EBITDA for the three months ended July 31, 2020 was $3.96 million compared to $1.94 million for the second quarter ended April 30, 2020.
●	Total revenue increased by 184% for the nine-month period ended July 31, 2020, as compared to same period last year.
●	E-commerce revenue increased by 137% during the year and launched CBDcity.com in May of 2020.
●	Gross profit margin for the three months ended July 31, 2020 increased to 40%, which leads the Company’s peer group.
●	Over 55% of daily retail cannabis transactions are currently conducted by Cabana Club members.
●	Launched Valiant Distribution to streamline the distribution and sales of wholesale products.
●	Improved the Company’s balance sheet through several transactions, most notably including restructuring $10.8 million of debt into an interest-free debenture due in 2025.
●	For the period ended July 31, 2020, 23% of the Company’s revenue was generated in the US.
●	First Canadian or U.S. cannabis retailer to apply to list on Nasdaq.

“On behalf of the executive team and the board of directors, I would like to thank our shareholders and stakeholders for their unwavering support throughout 2020, which has undoubtedly been a transformative year for High Tide. An equal amount of gratitude is also extended to all customers who remained loyal to High Tide’s brands and our employees who worked so hard to grow the Company,” said Raj Grover, President & Chief Executive Officer of High Tide. “Our goal for 2021 is to continue to extend and strengthen our value chain with a focus on the US. After recently celebrating two years as a public company and completing the transition from the CSE to the TSX Venture Exchange, we are greatly looking forward to the day in 2021 when we become the first member of our peer group to be listed on the NASDAQ,” added Mr. Grover.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release are based on certain assumptions made by High Tide. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide’s public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116

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